LER
OURCES INC.

E 500, 926 - 5 AVE. S.W.
LGARY, AB T2P 0N7 CANADA
L: (403) 269-6753
AX: (403) 266-2606
www.tylerresources.com TYS:CDNX

April 29, 2004

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated April 29, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

for Barbara O'Neill

dw 5/19

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-10**

FOR IMMEDIATE RELEASE: April 29, 2004 **Web: www.tylerresources.com**

TYLER RESOURCES INC. ANNOUNCES COMMENCEMENT OF DRILLING IN MEXICO

Calgary, Alberta – Tyler Resources Inc. is pleased to announce the completion of mobilization and commencement of diamond drilling at Bahuerachi.

The current drill program is planned as approximately 2,000 meters of HQ/NQ diameter core drilling in 12 to 15 drill holes to cover in excess of 1 Km along the strike of the Bahuerachi copper-gold porphyry complex as mapped to date.

The first drill hole will target a section at depth for which previous surface sampling results have returned 0.8% copper, 0.59 g/t gold and 35.8 g/t silver over a minimum interpreted true width of 30 meters in intrusion hosted skarn mineralization as well as mineralized intrusion with a grade of 0.26% copper with locally elevated gold and silver values over a 61 meter underground section.

Results of the drilling will be released in batches as drilling progresses. Final assay work will be conducted by ALS-Chemex Labs of Vancouver who also owns and operates a sample preparation facility in Hermosillo, Sonora. The first batch of analytical results is expected within approximately 3 weeks. The Qualified Person responsible for the design, implementation and supervision of the field program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol., President.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-10**

FOR IMMEDIATE RELEASE: April 29, 2004 **Web: www.tylerresources.com**

TYLER RESOURCES INC. ANNOUNCES COMMENCEMENT OF DRILLING IN MEXICO

Calgary, Alberta – Tyler Resources Inc. is pleased to announce the completion of mobilization and commencement of diamond drilling at Bahuerachi.

The current drill program is planned as approximately 2,000 meters of HQ/NQ diameter core drilling in 12 to 15 drill holes to cover in excess of 1 Km along the strike of the Bahuerachi copper-gold porphyry complex as mapped to date.

The first drill hole will target a section at depth for which previous surface sampling results have returned 0.8% copper, 0.59 g/t gold and 35.8 g/t silver over a minimum interpreted true width of 30 meters in intrusion hosted skarn mineralization as well as mineralized intrusion with a grade of 0.26% copper with locally elevated gold and silver values over a 61 meter underground section.

Results of the drilling will be released in batches as drilling progresses. Final assay work will be conducted by ALS-Chemex Labs of Vancouver who also owns and operates a sample preparation facility in Hermosillo, Sonora. The first batch of analytical results is expected within approximately 3 weeks. The Qualified Person responsible for the design, implementation and supervision of the field program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol., President.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-10**

FOR IMMEDIATE RELEASE: April 29, 2004 **Web: www.tylerresources.com**

TYLER RESOURCES INC. ANNOUNCES COMMENCEMENT OF DRILLING IN MEXICO

Calgary, Alberta – Tyler Resources Inc. is pleased to announce the completion of mobilization and commencement of diamond drilling at Bahuerachi.

The current drill program is planned as approximately 2,000 meters of HQ/NQ diameter core drilling in 12 to 15 drill holes to cover in excess of 1 Km along the strike of the Bahuerachi copper-gold porphyry complex as mapped to date.

The first drill hole will target a section at depth for which previous surface sampling results have returned 0.8% copper, 0.59 g/t gold and 35.8 g/t silver over a minimum interpreted true width of 30 meters in intrusion hosted skarn mineralization as well as mineralized intrusion with a grade of 0.26% copper with locally elevated gold and silver values over a 61 meter underground section.

Results of the drilling will be released in batches as drilling progresses. Final assay work will be conducted by ALS-Chemex Labs of Vancouver who also owns and operates a sample preparation facility in Hermosillo, Sonora. The first batch of analytical results is expected within approximately 3 weeks. The Qualified Person responsible for the design, implementation and supervision of the field program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol., President.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606